Exhibit 99.2

PRESS RELEASE

Azerbaijan: TotalEnergies Sells a 15% Interest in
Absheron Gas Field to ADNOC

Paris, August 4, 2023 – TotalEnergies and its partner SOCAR (State Oil Company of the Republic of Azerbaijan) have signed an agreement to sell a 15% participating interest each in the Absheron gas field to ADNOC (Abu Dhabi National Oil Company).

After completion of this transaction, which is subject to the approval by the relevant authorities, TotalEnergies will own a 35% interest in Absheron gas field, alongside SOCAR (35%) and ADNOC (30%).

Absheron gas and condensate field is located in the Caspian Sea and operated by JOCAP (Joint Operating Company of Absheron Petroleum).

“TotalEnergies is pleased to welcome ADNOC, one of its strategic partners, into the Absheron gas field, where production of the first phase started in early July, and which offers a significant further development potential to meet the growing gas demand”, said Nicolas Terraz, President, Exploration & Production at TotalEnergies.

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About TotalEnergies in Azerbaijan

TotalEnergies has been present in Azerbaijan since 1996, where it is a 50% partner of SOCAR in the

Absheron gas and condensate field and holds a 5% stake in the Baku-Tbilisi-Ceyhan (BTC) pipeline.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies TotalEnergies TotalEnergies TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).

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